SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

DaimlerChrysler AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
 12g3-2(b): 82-________________]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Mitsubishi Fuso Truck and Bus Corporation: Preliminary evaluation of expenses related to quality-enhancing measures and recall campaigns

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DAIMLERCHRYSLER

Press Information
October 8, 2004

Contact:
Thomas Fröhlich	Phone +49 (0)711 17 9 33 11
Marc Binder	Phone +49 (0)711 17 9 32 78

Mitsubishi Fuso Truck and Bus Corporation: Preliminary evaluation of expenses related to quality-enhancing measures and recall campaigns

•

Extraordinary impact on the Commercial Vehicles Division’s operating profit expected to amount to around € 400 million in the third quarter 2004 — more than compensated for by very positive results in other business units within the Division

•	Operating profit of the Commercial Vehicles Division expected to clearly exceed last year’s figures despite the extraordinary impact in 2004
•	MFTBC pressing ahead with its rapid and all-encompassing business renewal with the support of DaimlerChrysler

Stuttgart/Tokyo - Mitsubishi Fuso Truck and Bus Corporation (MFTBC), a company in which DaimlerChrysler owns a majority holding, has drawn up a preliminary evaluation of the expenses required for quality-enhancing measures and recall campaigns. The extraordinary impact on the operating profit of the Commercial Vehicles Division of around € 400 million in the third quarter of 2004 can be more than compensated for by the very positive trend in the results of the other business units within the Commercial Vehicles Division.

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DaimlerChrysler therefore continues to expect that the operating profit of the Commercial Vehicles Division for the year 2004 will clearly exceed last year’s results despite the extraordinary earnings impact.

With the support of DaimlerChrysler, the German-Japanese management of MFTBC is currently pressing ahead with a rapid and all-encompassing business renewal at the company. MFTBC announced in June 2004, that it would systematically disclose and rectify mistakes made in the past, after the company’s new quality management system and thorough investigations had brought to light numerous cover-ups dating from the time before DaimlerChrysler’s acquisition of a holding in Mitsubishi Motors Corporation (MMC). As a result, several recall campaigns were launched, that to date have involved some 525,000 vehicles in Japan, some of them several times.

In accordance with the shareholding structure, DaimlerChrysler will have to bear 65 percent of the costs being incurred by MFTBC; the remaining 35 percent being borne by the minority shareholders of MFTBC. For DaimlerChrysler, this results in an extraordinary impact of around € 400 million for the operating profit of the Commercial Vehicles Division in the third quarter of 2004. In addition to that, € 70 million had already been accrued and impacted operating profit in the second quarter of 2004. Furthermore, accruals not affecting the operating result are being set up within the framework of the first time consolidation of MFTBC.

MFTBC was a corporate unit of MMC before DaimlerChrysler acquired a 43 percent holding in March 2003. On the basis of the underlying contracts and this preliminary evaluation of the situation at MFTBC, DaimlerChrysler is investigating the relevance and extent of bringing forward a claim against MMC.

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Internet Site

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: October 8, 2004